Purchase Agreement

As of March 27, 2023,

This exclusive purchase agreement (the “Purchase Agreement”) is made between VV Markets, LLC (“Purchaser” or “us”) and Vinvesto, Inc. (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points

-The purchaser shall pay and deliver the purchase price following notice from the Seller that all of the Assets have been acquired and all consideration for the Assets paid to the relevant third parties by the Seller, and subject to the qualification by the SEC of the Purchaser’s investment offering and the investment of sufficient funds in that offering.

-The Purchaser and Seller agree to take reasonable steps to confirm the method and time of payment of the Purchase Price, including any information that the Purchaser requires to initiate a wire transfer to the Seller.

-We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

Your Rights and Obligations

-You have the ability to supply the Assets listed in the Asset Table.

-Upon trade settlement, you will store, maintain, and insure the Asset(s) as part of your inventory and consistent with the manner in which they were stored, maintained, and insured prior to the date of this Purchase Agreement.

-You will provide us with reasonable access to the Asset(s) for the creation of marketing materials. Marketing materials remain our property.

-Right to possession of the Assets shall transfer to the Purchaser upon payment of the Purchase Price. It is the Seller’s duty to ensure the Assets are delivered to the Purchaser or to the Purchaser’s designated storage facility in the same condition as when purchased by the Seller.

-Upon the completion of the offering, you will continue to store, maintain, and insure the assets, in exchange for the payment of storage fees.

The Results:

-Upon the successful completion of the relevant offering through the Vint platform, you will receive payment of the Consideration for the associated Asset, as outlined below, and we will assume title in, and take possession of, the Asset(s), unless otherwise mutually agreed by you and us.

Other:

-This Purchase Agreement may be modified or amended only with the prior written consent of both Purchaser and Seller.

Asset Table

Karuizawa Geisha Collection #6
Wine	Vintage	Bottles	% Weighting of Collection (as per acquisition price)
Karuizawa Platinum Geisha 38 Year Old Japanese Whisky	1984	1	45.45%
Karuizawa Platinum Geisha 40 Year Old Japanese Whisky	1982	1	54.55%

Description:	Karuizawa Geisha Collection #6
Total Acquisition Cost:	$54,999.60
Consideration:
Cash (%)	$54,999.60 (100%)
Equity (%)	(0%)
Total	$54,999.60
Other Terms:

Acknowledged and Agreed:

/s/Nicholas King	/s/Nicholas King

VV Markets, LLC	Vinvesto, Inc.
Name: Nicholas King	Name: Nicholas King
Title: Managing Member	Title: CEO

Exhibit A – Purchase Orders, Receipts, and other Agreements for Purchase of Assets

This Exhibit A, titled "Purchase Orders, Receipts, and other Agreements for Purchase of Assets," forms an integral part of the Purchase Agreement entered into between the parties (the Manager and the Initial Asset Seller). This exhibit includes sales agreements between the parties, outlines the details regarding the shipping of assets, absence of discounts, and the requirement for assets to match any sales agreements.

1. Shipping of Assets: Upon completion of the sale, the assets purchased shall be promptly shipped to a partner storage facility designated by the Manager. The Manager’s partner facilities includes, but is not limited to London City Bond, Octavian, Domaine, and Farr Vintners. The Manager will coordinate with the initial asset seller to facilitate shipping.

2. Match with Sales Agreements: It is a condition of this Agreement that the assets acquired by the Manager must correspond to the description and specifications as set forth in any relevant sales agreements, purchase orders, receipts, or other supporting documentation.

This Exhibit A is incorporated into the Agreement and shall be binding upon the parties hereto as if fully set forth therein. Attached in this exhibit are all agreements representing the sale of the Assets to the Manager.

Thank you for shopping with The Whisky Exchange.

Your order has now been processed and will be despatched shortly. Order Reference : TWE3708625

Order Date: 28-03-2023 10:37

DELIVERY INFORMATION:

Tracking details will be emailed separately when your order has been despatched. Please ensure that someone will be available to sign for the parcel.

It is the customer's responsibility to track the order using the tracking information provided. If you do not receive your order within the timeframe stipulated as indicated in http://thewhiskyexchange.com/shipping , please contact us in the first instance.

BILLING DETAILS:

Mr. Adam Lapierre Vinvesto Inc., DBA Vint 2800 Patterson Ave Richmond

Richmond VA

23221

United States

DELIVER DETAILS:

Mr. John Portillo

Domaine Wine Storage (Vinvesto / Vint) 4221 Connecticut Ave NW

Washington DC

20008

United States

QtyDescriptionPrice

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1Karuizawa 38yo / Platinum Geisha / 59.6% / 70 £20,833.3

1Karuizawa 40yo / Platinum Geisha / 56.5% / 70 £25,000

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Sub Total: £45,833.3

Insurance: £30

Customs Charges: £60

Delivery: £180

VAT: £0

TOTAL: £46,103.3

If you have a query, or require further information, please contact Customer Services by filling up the contact form at: http://www.thewhiskyexchange.com/customerservice-help-ordersupport.aspx